Telix
REGENERON

***Telix Pharmaceuticals Limited***
*ACN 616 620 369*
*55 Flemington Road*
*North Melbourne*
*Victoria, 3051*
*Australia*

**ASX ANNOUNCEMENT**

# Telix and Regeneron Announce Strategic Radiopharma Collaboration

- *Telix and Regeneron to co-develop and co-commercialize next-generation radiopharmaceutical therapies in a 50/50 cost and profit-sharing model.*
- *Collaboration combines Telix's expertise in radiopharmaceutical development and manufacturing with Regeneron's leading antibody discovery/development platforms and oncology experience.*
- *Telix to receive US$40 million upfront for four initial programs with optionality on a per program basis to co-fund commercialization and profit-share or earn up to an aggregate of US$2.1 billion in development and commercial milestone payments plus low double-digit royalties.*

*Melbourne (Australia), Indianapolis, IN and Tarrytown, NY (U.S.) – April 13, 2026*. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") and Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN, "Regeneron") today announce a collaboration to jointly develop and commercialize next generation radiopharmaceutical therapies.

The collaboration combines Telix's radiopharmaceutical development platform, global manufacturing capabilities and supply chain infrastructure with Regeneron's extensive biologics expertise, including bispecific antibody discovery. The collaboration will include multiple solid tumor targets from Regeneron's portfolio of antibodies, generated from VelocImmune® mice. With a shared commitment to precision oncology, the parties also plan to develop radio-diagnostics to support patient selection and treatment response assessment.

"At Regeneron, we follow the science to determine the best therapeutic approach for each disease, continuously expanding our toolbox of treatment modalities – from monoclonal and bispecific antibodies to cell therapies and beyond. Targeted radiopharmaceuticals represent a rapidly emerging frontier in oncology and an exciting opportunity to bring new treatment options to patients in need," said John Lin, M.D., Ph.D., Senior Vice President of Oncology & Antibody Technology Research at Regeneron.

"Telix brings deep expertise in radiopharmaceutical development and infrastructure that complements Regeneron's antibody technologies and oncology portfolio," said Israel Lowy, M.D., Ph.D., Senior Vice President, Clinical Development Unit Head, Oncology at Regeneron. "Regeneron is excited to enter the targeted radiopharmaceuticals space and explore the utility of these agents either as monotherapy or rationally combined with our immunotherapy platform, particularly in areas of high unmet patient need such as lung cancer, where our PD-1 inhibitor is a global standard of care."

"The collaboration with Regeneron reflects a highly complementary set of capabilities and a unique opportunity to explore what true 'next gen' biologics-based radiopharmaceuticals can potentially do for patients," said Christian Behrenbruch, D.Phil., Managing Director and Group CEO at Telix. "We are well positioned to work toward the shared goal of advancing next generation precision radiopharmaceuticals for patients with hard-to-treat cancers."

Under the terms of the agreement, Telix will receive an upfront cash payment of US$40 million from Regeneron for access to its radiopharmaceutical manufacturing platform for four initial therapeutic programs, with Regeneron having the option to expand to include four additional programs with additional upfront payments. Telix and Regeneron will share equally in the global commercialization

costs and potential profits, with Telix retaining the option to co-promote certain potential products. Should Telix opt-out of the co-funding model for a particular program, it is instead eligible to receive up to US$535 million in development and commercial milestones, plus low double-digit royalites on future net sales, for that program.

Telix and Regeneron will also jointly develop diagnostic assets, with Telix leading commercialization and Regeneron receiving a set percentage of profits.

### About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents, develops and commercializes life-transforming medicines for people with serious diseases. Founded and led by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to numerous approved treatments and product candidates in development, most of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neurological diseases, hematologic conditions, infectious diseases and rare diseases.

Regeneron pushes the boundaries of scientific discovery and accelerates drug development using our proprietary technologies, including VelociSuite® which produces optimized fully human antibodies and new classes of bispecific antibodies. We are shaping the next frontier of medicine with data-powered insights from the Regeneron Genetics Center® and pioneering genetic medicine platforms, enabling us to identify innovative targets and complementary approaches to potentially treat or cure diseases.

For more information, please visit www.Regeneron.com or follow Regeneron on LinkedIn, Instagram, Facebook or X.

### About Telix Pharmaceuticals Limited

Telix is a global biopharmaceutical company focused on the development and commercialization of radiopharmaceuticals with the goal of addressing significant unmet medical need in oncology and rare diseases. Telix is headquartered in Melbourne (Australia) with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland) and Japan. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

### Contacts

**Telix Investor Relations (Global)**

Ms. Kyahn Williamson
SVP Investor Relations and Corporate Communications
kyahn.williamson@telixpharma.com

**Telix Investor Relations (Australia)**

Ms. Charlene Jaw
Associate Director Investor Relations
charlene.jaw@telixpharma.com

**Telix Investor Relations (U.S.)**

Ms. Annie Kasparian
Director Investor Relations and Corporate Communications
annie.kasparian@telixpharma.com

**Regeneron Investors**

Vesna Tosic
+1-914-847-5443
vesna.tosic@regeneron.com

**Regeneron Media**

Ella Campbell
+1-914-847-7017
ella.campbell@regeneron.com

**Telix Media**

Eliza Schleifstein
+1-917-763-8106
Eliza@schleifsteinpr.com

*This announcement has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.*

Legal Notices

Telix Cautionary Statement Regarding Forward-Looking Statements.

*You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.*

*The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.*

*This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix's preclinical and clinical trials, and Telix's research and development programs, including with respect to any therapeutic radiopharmaceuticals that may be co-developed under Telix's strategic collaboration with Regeneron; the potential for the collaboration agreement with Regeneron, or any other license, collaboration, or supply agreement, to be cancelled or terminated without achieving its objectives and at material cost to Telix; potential of future disputes with collaboration partners, licensees, vendors and other third parties; the potential of combining Telix's radiopharmaceutical development platform, global manufacturing capabilities, and supply chain infrastructure with Regeneron's expertise in biologics; the ability of Telix's collaborators, licensees, suppliers, or other third parties to effectively perform research, development, manufacturing, distribution, and other steps related to Telix's obligations, products and product candidates developed under the collaboration; the ability of Telix to manage supply chains for multiple products and product candidates developed independently or under the collaboration; Telix's and its collaborator's ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's or collaboration product candidates; Telix's general sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix's and collaboration product candidates, if or when they have been approved; uncertainty of the utilization, market acceptance, and commercial success of Telix's products and product candidates developed under the collaboration; Telix's ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates including those developed under the collaboration; estimates of Telix's expenses, future revenues, capital requirements and financial obligations, or potential payments and profit share under the collaboration; Telix's financial performance; developments relating to Telix's competitors and industry, including potential competition with products produced by Regeneron outside the collaboration; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix's business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix's and collaboration product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.*

*Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties.*